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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------


                                    FORM 8-A


          FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO
           SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                         -------------------------------


                              AMRESCO CAPITAL TRUST
             (Exact name of registrant as specified in its charter)

                Texas                                   75-2744858
(State of incorporation or organization)    (I.R.S. Employer Identification No.)


                             700 North Pearl Street
                                   Suite 2400
                               Dallas, Texas 75201
               (Address of principal executive offices) (Zip code)


Securities to be registered pursuant to Section 12(b) of the Act:

                                                    Name of each exchange on which
    Title of each class to be so registered          each class is to be registered
    ---------------------------------------         -------------------------------
                   None                                      Not Applicable

       Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Share Purchase Rights
                                (Title of Class)

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ITEM 1.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

                  On February 25, 1999, the Board of Trust Managers of AMRESCO CAPITAL TRUST (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding common share of beneficial interest, par value $0.01 per share (the "Common Shares"), of the Company. The dividend is payable on March 11, 1999 (or such earlier date as may be determined by the Board of Trust Managers of the Company) to all holders of record of Common Shares as of the close of business on March 11, 1999 (or such earlier date as may be determined by the Board of Trust Managers of the Company (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of the Series A Junior Participating Preferred Shares, par value $0.01 per share (the "Preferred Shares"), of the Company at a price of $37.50 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement) between the Company and the Bank of New York, as Rights Agent (the "Rights Agent").

         Until the earlier to occur of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person"), other than any member of the AMRESCO Group, has acquired beneficial ownership of 15% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Trust Managers of the Company prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the certificates representing Common Shares with a copy of this Summary of Rights attached thereto.

         The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and thereafter, such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on March 1, 2009 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

         At any time following the Distribution Date relating to a Flip-In Event, Rights (other than Rights owned by an Acquiring Person and the Acquiring Person's affiliates and associates, which


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will have become void) may be exercised (subject to their earlier termination, expiration or exchange) to acquire, in lieu of Preferred Shares, at the then current Purchase Price of the Right, that number of Common Shares (or if there are insufficient Common Shares, Preferred Shares or fractions thereof) which at such time will have a market value of two times the Purchase Price of the Right.

         The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

         Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment equal to the greater of (i) One Dollar and No/100 ($1.00) per share or (ii) 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share and each holder will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

         Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

         In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right (other than an Acquiring Person and the affiliates and associates of such Acquiring Person,


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whose Rights will have become void) will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the Purchase Price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person or the affiliates and associates of such Acquiring Persons (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the Purchase Price of the Right.

         At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Trust Managers of the Company may exchange the Rights (other than Rights owned by such person or group and their respective affiliates and associates which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

         At any time prior to or within 10 business days following the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Shares, the Board of Trust Managers of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Trust Managers of the Company in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The Board of Trust Managers may supplement or amend the Rights Agreement without the approval of the holders of Rights. From and after such time as any person or group of affiliated or associated persons become an Acquiring Person, the Rights Agreement may not be amended in any manner which would adversely affect the interests of the holders of the Rights (other than the Acquiring Person or an affiliate or associated of an Acquiring Person). The terms of the Rights may not be amended to (i) reduce the Redemption Price (except as required by antidilution provisions) or (ii) provide for an earlier Final Expiration Date.


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         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. Pursuant to the Rights Agreement, certain actions (e.g. redeeming outstanding Rights, amending the Rights Agreement. etc.) may only be made with the approval of the Board of Trust Managers of the Company.




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ITEM 2.           EXHIBITS.

         1. Rights Agreement, dated as of February 25, 1999, between the Company and the Bank of New York, as Rights Agent, which includes: as Exhibit A thereto, the Form of Statement Designation of Series A Junior Participating Preferred Shares, par value $0.01 per share, of the Company; as Exhibit B thereto, the Form of Right Certificate; and as Exhibit C thereto, the Summary of Rights to Purchase Preferred Shares.

         2. Form of legend to be placed, pursuant to Section 3(d) of the Rights Agreement, on new Common Share certificates issued by the Company after March 11, 1999 and prior to the Distribution Date upon transfer, exchange or issuance.

         3.       Amended and Restated Declaration of Trust (previously filed as
                  Exhibit 3.1 to the Company's Registration Statement on Form S-11 (File No. 333-45543) (the "Registration Statement") and incorporated herein by reference).

         4. Bylaws of the Company (previously filed as Exhibit 3.2 to Amendment No. 1 to the Registration Statement and incorporated herein by reference).




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                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                                 AMRESCO CAPITAL TRUST
Date:    March 3, 1999

                                                 By: /s/ MICHAEL L. McCOY
                                                    ---------------------------
                                                    Michael L. McCoy
                                                    Senior Vice President and
                                                    General Counsel


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                                INDEX TO EXHIBITS

                                                                                            SEQUENTIALLY
EXHIBIT                                                                                       NUMBERED
NUMBER                                   EXHIBIT                                                PAGE
-------                                  -------                                            ------------
1.                Rights Agreement, dated as of February 25, 1999, between the
                  Company and the Bank of New York, as Rights Agent, which
                  includes: as Exhibit A thereto, the Form of Statement
                  Designation of Series A Junior Participating Preferred Shares,
                  par value $0.01 per share, of the Company; as Exhibit B
                  thereto, the Form of Right Certificate; and as Exhibit C
                  thereto, the Summary of Rights to Purchase Preferred Shares.

2. Form of legend to be placed, pursuant to Section 3(d) of the Rights Agreement, on new Common Share certificates issued by the Company after March 11, 1999 and prior to the Distribution
                  Date upon transfer, exchange or issuance.

3.                Amended and Restated Declaration of Trust (previously filed as
                  Exhibit 3.1 to the Company's Registration Statement on Form
                  S-11 (File No. 333-45543) (the "Registration Statement") and incorporated herein by reference).

4.                Bylaws of the Company (previously filed as Exhibit 3.2 to
                  Amendment No. 1 to the Registration Statement and incorporated herein by reference).